Financial Statements Index

AGAVENNY CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
FOR THE YEARS ENDED JANUARY 31, 2026 AND 2025

I N D E X

AGAVENNY CORPORATION
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(UNAUDITED)
For the Years Ended January 31, 2026 and January 31, 2025

Description	2026 ($)	2025 ($)
Revenue	–	–
Cost of Revenue	–	–
Gross Profit	–	–
Administrative & General Expenses	(4,560)	(4,560)
Professional and Legal Fees	(4,800)	(4,800)
Total Operating Expenses	(9,360)	(9,360)
Operating Loss	(9,360)	(9,360)
Net Loss	(9,360)	(9,360)
Loss per Share	(0.00003)	(0.0005)
Weighted Average Shares Outstanding	370,375,000	20,375,000

Note: The accompanying notes are an integral part of these consolidated financial statements.

AGAVENNY CORPORATION
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
As of January 31, 2026 and January 31, 2025

Description	2026 ($)	2025 ($)
ASSETS		
Cash	100	-
Intangible Assets (Note 6)	19,650,000	2,850,000
Total Assets	19,650,100	2,850,000
LIABILITIES		
Accounts Payable & Accrued Expenses	43,976	39,416
Related Party Payable	128,432	123,532
Total Liabilities	172,408	162,948
STOCKHOLDERS' EQUITY		
Preferred Stock, $0.0001 par value; 150,000,000 shares authorized; none issued	–	–
Common Stock, $0.0001 par value; 850,000,000 authorized; 370,375,000 shares issued and outstanding	37,038	2,038
Additional Paid-In Capital	19,725,463	2,960,463
Retained Earnings (Deficit)	(284,808)	(275,448)
Total Stockholders' Equity	19,477,692	2,687,052
Total Liabilities and Equity	19,650,100	2,850,000

Note: The accompanying notes are an integral part of these consolidated financial statements.

AGAVENNY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
For the Years Ended January 31, 2026 and January 31, 2025

Description	2026 ($)	2025 ($)
Operating Activities		
Net Loss	(9,360)	(9,360)
Changes in Accounts Payable	4,560	4,560
Changes in Related Party Payable	4,900	4,900
Net Cash Provided in Operating Activities	100	–
Investing Activities		
Net Cash Used in Investing Activities	–	–
Financing Activities		
Net Cash Provided by Financing Activities	–	–
Net Increase (Decrease) in Cash	100	–
Beginning Cash	–	–
Ending Cash	100	–

Note: The accompanying notes are an integral part of these consolidated financial statements.

AGAVENNY CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)
For the Year Ended January 31, 2025

Description	Common Stock	APIC	Retained Earnings	Total Equity
Opening Balance	2,038	2,960,463	(266,088)	2,696,412
Net Loss	–	–	(9,360)	(9,360)
Ending Balance	2,038	2,960,463	(275,448)	2,687,052

For the Year Ended January 31, 2026

Description	Common Stock	APIC	Retained Earnings	Total Equity
Opening Balance	2,038	2,960,463	(275,448)	2,687,052
Issuance of 350,000,000 Shares	35,000	16,765,000	–	16,800,000
Net Loss	–	–	(9,360)	(9,360)
Ending Balance	37,038	19,725,463	(284,808)	19,477,692

Note: The accompanying notes are an integral part of these consolidated financial statements.

AGAVENNY CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Basis of Presentation

The consolidated financial statements have been prepared in accordance with U.S. GAAP. The financial statements are unaudited but include all normal recurring adjustments necessary for fair presentation.

Note 2 - Principles of Consolidation

The consolidated financial statements include Agavenny Corporation and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Note 3 - Intangible Assets (ASC 805 & ASC 350)

Intangible assets consist of acquired trade names and domain names.

2026 Acquisitions

On January 21, 2026, the Company acquired 100% ownership of Debra Brooks Corporation and Quetells & Company, Limited through issuance of 350,000,000 common shares (175,000,000 shares per entity) valued at $0.048 per share for total consideration of $16,800,000.

The acquired entities' primary assets consisted of trade names and domain names. In accordance with ASC 805, the full purchase consideration was allocated to identifiable intangible assets.

Prior Acquisition

In a prior share exchange transaction, the Company acquired 100% ownership of Peter Cazalet Corporation through issuance of 5,000,000 common shares. The subsidiary's primary asset consisted of trade name and domain rights. The full purchase consideration was allocated to identifiable intangible assets in accordance with ASC 805.

All intangible assets are considered to have indefinite useful lives and are not amortized but tested annually for impairment under ASC 350. No impairment was identified.

Note 4 - Related Party Transactions

The Company accrues monthly administrative fees payable to its officer. As of January 31, 2026 and 2025, related party payables were $128,432 and $123,532, respectively.

Note 5 - Non-Cash Investing Activity

During 2026, the Company issued common stock valued at $16,800,000 in exchange for 100% ownership interests in subsidiaries. This transaction did not involve cash.

Note 6 - Subsequent Events

Management has evaluated subsequent events through the date the financial statements were available to be issued. No events occurred that would require adjustment or additional disclosure.

Note 7 - Earnings Per Share

Basic loss per share is calculated by dividing net loss by the weighted average shares outstanding.

For the years ended January 31, 2026 and 2025, the Company reported net losses. Potentially dilutive securities were excluded as their inclusion would be anti-dilutive.